

09065059

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

DEC 03 2009

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-000975

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/2008** (MM/DD/YY) AND ENDING **9/30/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **City Securities Corporation**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

30 South Meridian Street, Suite 600
(No. and street)

Indianapolis	**Indiana**	**46204**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Boyles **(317) 808 - 7105**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2000	**Indianapolis**	**Indiana**	**46204**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ANNE KNIGHT
Notary Public- Seal
State of Indiana
My Commission Expires Mar 21, 2015

Notary Public

Signature

Executive Vice President and CFO
Title

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Operations).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
  Notes to Financial Statements.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (filed separately).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

TABLE OF CONTENTS



Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
City Securities Corporation
Indianapolis, Indiana

We have audited the accompanying balance sheet of City Securities Corporation (the "Company") as of September 30, 2009, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2009, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule as of September 30, 2009, listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 20, 2009

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2009

ASSETS

CASH	$ 1,835,711
CASH SEGREGATED UNDER FEDERAL REGULATIONS	50,000
CASH DEPOSITS WITH CLEARING ORGANIZATIONS AND OTHERS	291,500
RECEIVABLES:	
Commissions and fees	1,871,690
Due from parent and affiliates	10,250,736
Due from broker-dealer	6,659,218
Other	344,045
SECURITIES OWNED — Trading inventory	2,896,840
FINANCIAL ADVISOR ADVANCES	2,906,261
PROPERTY AND EQUIPMENT — Net	905,557
OTHER ASSETS	83,229
DEFERRED INCOME TAXES	238,985
TOTAL	$28,333,772

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued compensation	$ 2,000,146
Accounts payable, accrued expenses, and other liabilities	2,388,342
Due to broker-dealer	4,556,058
Total liabilities	8,944,546
SHAREHOLDER'S EQUITY:	
Common stock — no par value	4,847,469
Retained earnings	14,541,757
Total shareholder's equity	19,389,226
TOTAL	$28,333,772

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2009

REVENUES:	
Commissions	$ 19,332,584
Underwriting and principal transaction revenue	4,199,407
Insurance division revenue	3,651,602
Interest and dividends	416,390
Other revenue	476,373
Total revenues	28,076,356
EXPENSES:	
Employee compensation and benefits	20,010,822
Communications	1,053,442
Promotional costs	658,058
Data processing	233,385
Occupancy and equipment rental	1,084,810
Security clearing fees	1,050,366
Regulatory	442,146
Legal and professional	902,355
Depreciation and amortization	295,978
Other operating expenses	716,160
Total operating expenses	26,447,522
INCOME BEFORE INCOME TAXES	1,628,834
INCOME TAXES:	
Current	740,465
Deferred	(101,849)
Total income taxes	638,616
NET INCOME	$ 990,218

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2009

	Common Stock			
	Number of Shares	$0 Par Value	Retained Earnings	Total
BALANCE — September 30, 2008	1	$4,847,469	$13,551,539	$18,399,008
Net income			990,218	990,218
BALANCE — September 30, 2009	1	$4,847,469	$14,541,757	$19,389,226

See notes to financial statements.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2009

OPERATING ACTIVITIES:	
Net income	$ 990,218
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	295,978
Deferred income taxes	(101,849)
Net changes in operating assets and liabilities:	
Other assets	(6,615)
Receivables:	
Commissions	(1,076,294)
Broker-dealer	(6,659,218)
Affiliates	843,552
Other	318,124
Securities owned	1,809,253
Financial advisor advances	(2,090,186)
Cash deposits with clearing organizations and others	(41,500)
Due to affiliate	(2,020)
Due to broker-dealer	4,556,058
Accrued compensation	597,378
Accounts payable, accrued expenses, and other liabilities	4,085
Net cash used in operating activities	(563,036)
INVESTING ACTIVITIES — Purchases of property and equipment	(535,557)
NET DECREASE IN CASH	(1,098,593)
CASH — Beginning of year	2,934,304
CASH — End of year	$ 1,835,711
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION — Cash paid during the year for interest	$ 49,362

See notes to financial statements.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

City Securities Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As a securities broker-dealer, the Company is engaged in various securities trading, insurance, and brokerage activities serving a diverse group of domestic corporations, institutional, and individual investors.

The Company clears its securities transactions on a fully-disclosed basis through First Clearing, LLC (the "clearing broker").

The Company is a wholly owned subsidiary of City Financial Corporation (the "Parent"). The Parent is a for-profit domestic corporation formed in Indiana to facilitate a holding company structure for its various subsidiaries.

Events occurring subsequent to the date of the balance sheet have been evaluated for potential recognition or disclosure in the financial statements through November 20, 2009, the date of the issuance of the financial statements.

Use of Estimates — Preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Company's financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash Segregated Under Federal Regulations — Cash segregated under federal regulations represents funds segregated under rules of the SEC.

Securities Owned — Securities owned are stated at fair value. Fair value is based on published market prices or other relevant factors including dealer price quotations. Changes in unrealized gains and losses are reported as a component of revenue, and are included in principal transaction revenue. Securities owned are recorded on a trade date basis.

Financial Instruments With Off-Balance-Sheet Risk — The Company enters into various transactions involving off-balance sheet financial instruments. These financial instruments are securities purchased and sold on a when-issued basis ("when-issued securities"). When-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. These financial instrument transactions are entered into for trading purposes.

The credit risk for when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. The unrealized gains for these instruments are generally recorded in the statement of financial condition net of unrealized losses. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

At September 30, 2009, the Company's contractual commitments related to these financial instruments totaled $19,861,845. These commitments all settled within 30 days of September 30, 2009. Settlement of these transactions did not have a significant effect upon the Company's financial statements.

Property and Equipment — Net — Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of their useful life or the life of the lease.

Due From Parent and Affiliates — Receivable from affiliates primarily includes receivables due from the Parent.

Receivable From Broker-Dealer — Receivable from broker-dealer represents the amount due to the Company from the clearing broker-dealer for unsettled securities transactions as of year-end.

Financial Advisor Advances — Financial advisor advances represent advances made to employees, typically in connection with their recruitment. These amounts are generally considered earned based on continued employment and meeting certain other requirements. The advances are amortized to compensation expense over the terms of the agreements, which range from three to eight years.

Due To Broker-Dealer — Due to broker-dealer represents the amount due to the clearing broker-dealer from the Company for settled transactions that the clearing broker-dealer has funded on behalf of the Company.

Income Taxes — The Company files a consolidated income tax return with its Parent and accounts for deferred income taxes in accordance with the Accounting Standards Codification (ASC) No. 740, *Income Taxes*. The Company's provision for income taxes is recorded on the basis of filing a separate income tax return. Income taxes currently payable or receivable are paid to or received from the Parent. The Company determines deferred tax liabilities and assets and any provision for deferred income taxes based on the differences between the financial statement and tax bases of assets and liabilities at year-end, using the tax rate expected to exist when the temporary difference reverses. A valuation allowance is recorded against deferred tax assets when it is more likely than not the deferred tax asset will not be fully realized.

Fair Value of Financial Instruments — The Company's financial instruments are carried at market or fair value or are carried at amounts that approximate fair value due to their short-term nature.

Revenue Recognition — Commission income and related expenses for customer securities transactions are recorded on a trade-date basis. Proprietary transactions are recorded on a trade-date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Managed account revenue represents fees related to the management of customer accounts and is recorded as revenue when earned. Profits and losses from the sale of securities on a when, as, and if issued basis are recorded on the date such securities are issued.

Insurance division revenue consists of commissions earned on the brokerage of insurance products and is recognized on the effective date of the policies.

Other securities revenue consists of various client fees, clearing service fees, and miscellaneous commissions earned. Fees and commissions are recorded as revenue when earned.

Risks and Uncertainties —Securities owned are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of

uncertainty related to changes in the value of investment securities, it is possible that changes in risk in the near term could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In July 2006, the Financial Accounting Standards Board ("FASB") issued new guidance related to accounting for uncertainty in income taxes. In October 2008, FASB decided to delay the effective date of this guidance to fiscal years beginning after December 15, 2008. The new guidance seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, the new guidance requires expanded disclosure with respect to the uncertainty in income taxes. The Company is currently assessing, but has not yet determined the impact, if any, that this guidance will have on its financial position, results of operations and cash flows.

In September 2006, the FASB issued new guidance related to fair value measurements, which defines fair value, establishes a framework for measuring fair value, and requires additional disclosures about a Company's financial assets and liabilities that are measured at fair value. The new guidance does not change existing guidance on whether or not an instrument is carried at fair value. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In February 2008, the FASB issued further new guidance which excludes the guidance related to accounting for leases and certain other accounting pronouncements that address fair value measurements from the scope of the 2006 guidance. In October 2008, the FASB issued further new guidance related to determining the fair value of a financial asset when the market for that asset is not active. This October 2008 guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of this guidance (including the 2006, 2007, and 2008 components) did not have a material impact on the Company's financial statements.

In February 2008, the FASB issued new guidance which delayed the effective date of guidance related to fair value measurements, discussed above, for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. The Company is currently assessing, but has not determined the impact, if any, that this new guidance will have on its financial position, results of operations, and cash flows.

In May 2008, the FASB issued new guidance related to the hierarchy of generally accepted accounting principles. The new guidance identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy). This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The adoption of this guidance did not have a material impact on the Company's financial statements.

In May 2009, the FASB issued new guidance related to subsequent events. The objective of the new guidance is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date — that is, whether that date represents the date the financial statements were issued or were available to be issued. The Company evaluates subsequent events through the date that the Company's financial statements are issued. The adoption of this guidance did not have a material impact on the Company's financial statements.

2. SECURITIES OWNED

At September 30, 2009, securities owned are comprised as follows:

Trading inventory:	
Exempted securities (U.S. government and agency securities and municipal bonds)	$2,723,671
Debt securities (corporate bonds and bank notes)	173,169
Total	$2,896,840

3. PROPERTY AND EQUIPMENT — NET

At September 30, 2009, property and equipment consists of the following:

Furniture and fixtures	$ 1,523,057
Computer equipment and software	1,425,794
Leasehold improvements	234,127
	3,182,978
Less accumulated depreciation and amortization	(2,277,421)
Total	$ 905,557

4. LEASES

The Company leases its office space under several non-cancelable operating leases. The primary lease on the corporate office expires in 2014, while leases on the various branches have expiration dates ranging until 2019. Rent expense according to the lease agreements was $1,148,735 for 2009. At September 30, 2009, future required minimum lease payments consisted of the following: 2010, $1,314,591; 2011, $1,332,228; 2012, $1,326,375; 2013, $1,300,190; 2014, $1,295,068; and thereafter, $2,193,134.

The Company moved its main office during 2002. The lessor of the new facility agreed to assume responsibility for the remaining balance of the old leased facilities. In exchange for the lessor assuming the old lease obligation, payments on the new lease were increased by $2.19 per square foot (included in future lease payments noted above). A lease abandonment loss was recognized in 2002. At September 30, 2009, the liability for the abandonment loss of $365,123 is included in other liabilities in the accompanying consolidated statements of financial condition. Amortization of such amount totaled $71,828 for 2009, which served to reduce rent expense.

The Company moved its northside office during 2009. The lessor agreed to a lease holiday for an eight month period. In accordance with ASC 840-20, *Leases — Operating*, the Company is recognizing rent expense (including scheduled rent increases) on this property on a straight-line basis. At September 30, 2009, the liability of $248,812 resulting from this treatment is included in other liabilities in the accompanying consolidated statement of financial condition.

5. INCOME TAXES

The provision for federal and state income taxes for 2009 is comprised of the following:

Federal	$493,862
State	144,754
Total	$638,616

The effective tax rate differs from the statutory tax rate of 34% principally due to state tax expense, which is accrued at 8.5%, and which is deductible for federal income tax purposes. The net deferred tax asset at September 30, 2009 includes gross deferred assets of $301,123 and gross deferred liabilities of $62,138. The significant component of the gross deferred tax asset is the lease abandonment liabilities. The most significant component of the gross deferred tax liability is the net difference between book and tax depreciation expense.

A valuation allowance against deferred tax assets at the balance-sheet date is not considered necessary because it is more likely than not the deferred tax assets will be fully realized.

6. FAIR VALUE MEASUREMENTS

Effective October 1, 2008, the Company adopted new guidance issued by the FASB, which provides a framework for measuring fair value under accounting principles generally accepted in the United States of America. The new guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The new guidance also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets measured at fair value on a recurring basis.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets — securities owned — trading inventory	$2,896,840	$ -	$ -	$2,896,840

The following is a description of the valuation methodologies used for significant instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Securities Owned — Trading inventory — Quoted market prices in active markets are utilized to value the Company's trading inventory. The Company's trading inventory consists of corporate bonds, government and municipal obligations, and other securities.

7. MANAGED ACCOUNT REVENUE

At September 30, 2009, the Company's revenue related to managed accounts is $2,326,775, which is included in commission revenue.

8. BENEFIT PLANS

Substantially all employees are eligible to participate in the Parent's 401(k) plan. Matching contributions to the 401(k) plan are subject to a maximum of $1,000 for each employee. Total 401(k) expense for 2009 was $118,796, which is included in employee compensation expense.

9. CONCENTRATIONS OF CREDIT RISK

The Company underwrites, purchases, sells, and makes markets in municipal bonds and certain other securities. The majority of municipal bonds underwritten and owned are from issuers located in Indiana. At September 30, 2009, the Company's exposure to credit risk associated with the ownership of municipal bonds amounted to $2,693,698, which is included in trading and investment inventory.

10. BORROWINGS

As of September 30, 2009, the Company did not maintain lines of credit with banking institutions to conduct day-to-day business and has no uncommitted credit agreements with banks.

11. COMMITMENTS AND CONTINGENCIES

The Company applies the provisions of ASC No. 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Company is involved in pending and threatened litigation in the normal course of business transacted. Management, based on the opinion of counsel, believes the conclusion of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

12. RELATED PARTIES

Certain expenses, including occupancy, compensation and benefits, promotional, and other administrative costs are paid by the Company and are charged or allocated to the Parent or other subsidiaries. Amounts charged in 2009 or allocated to the Parent or other subsidiaries were $1,079,881, which are presented within the appropriate line item on the statement of income. The Company has receivables (net of payables due to) from the Parent and other subsidiaries of $10,250,736, at September 30, 2009.

The Company also has $2,906,261 of financial advisor advances at September 30, 2009. These advances represent amounts typically paid in connection with new recruitment.

13. NET CAPITAL REQUIREMENTS AND OTHER REGULATORY MATTERS

As a registered broker-dealer with the SEC, the Company is subject to the net capital rules of SEC Rule 15c3-1. The Company computes its net capital requirement under the basic method, which provides that its minimum net capital must be equal to the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined under the provisions, shall not exceed 15 to 1. At September 30, 2009, the Company had net capital of $3,440,380, which was $2,844,077 in excess of its required net capital. The ratio of aggregate indebtedness to net capital was 2.59 to 1 at September 30, 2009.

Under the Company's agreement with its clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At September 30, 2009, the Company was in compliance with all such requirements.

* * * * * *

SUPPLEMENTAL SCHEDULES

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF SEPTEMBER 30, 2009

NET CAPITAL — Shareholder's equity	$19,389,226
LESS NONALLOWABLE ASSETS:	
Property and equipment — net	$ 905,557
Due from parent and affiliates	10,250,736
Financial advisor advances	2,906,261
Other assets (prepaids, misc receivables, and deferred tax asset)	666,259
Total nonallowable assets	14,728,813
Net capital before haircuts on security positions	4,660,413
HAIRCUTS ON SECURITIES:	
Exempted securities	127,191
Debt securities	8,384
Contractual securities commitments	1,084,458
Total haircuts on securities	1,220,033
NET CAPITAL	$ 3,440,380
AGGREGATE INDEBTEDNESS:	
Due to broker-dealer	$ 4,556,058
Accrued compensation	2,000,146
Accounts payable, accrued expenses, and other liabilities	2,388,342
Total aggregate indebtedness	$ 8,944,546
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT MINIMUM NET CAPITAL REQUIRED (Based on 6-2/3% of aggregate indebtedness)	$ 596,303
EXCESS NET CAPITAL	$ 2,844,077
EXCESS NET CAPITAL AT 1000% (Net capital less 10% of aggregate indebtedness)	$ 2,545,924
RATIO — Aggregate indebtedness to net capital	2.59 to 1

Note: There are no material differences between the amounts presented above and the amounts presented in the Company's September 30, 2009, unaudited FOCUS Part IIa Report.

CITY SECURITIES CORPORATION
(SEC I.D. No. 8-000975)

STATEMENT REGARDING RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE YEAR ENDED SEPTEMBER 30, 2009

City Securities Corporation is exempted from Rule 15c3-3 of the Securities and Exchange Commission by paragraph (k)(2)(ii) of that Rule. No facts came to our attention to indicate that this exemption had not been complied with during the year ended September 30, 2009.

Deloitte.

Deloitte & Touche LLP
Suite 2000
Chase Tower
111 Monument Circle
Indianapolis, IN 46204-5108
USA

Tel: +1 317 464 8600
Fax: +1 317 464 8500
www.deloitte.com

November 20, 2009

City Securities Corporation
30 South Meridian Street
Indianapolis, Indiana

In planning and performing our audit of the financial statements of City Securities Corporation (the "Company") as of and for the year ended September 30, 2009 (on which we issued our report dated November 20, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

City Securities Corporation

(SEC I.D. No. 8-000975)

Financial Statements as of and for the Year Ended September 30, 2009, Supplemental Schedules as and for the Year Ended of September 30, 2009, Independent Auditors' Report, and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document